UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INDUSTRIES INC.

(Name of Subject Company (Issuer))

CF INDUSTRIES HOLDINGS, INC.

COMPOSITE MERGER CORPORATION

(Name of Filing Persons (Offerors))

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, Illinois 60015
(847) 405-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copies to:
Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,182,005,167	$298,177

(1)

Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 101,566,610 shares of Terra Industries Inc. common stock (the sum of (x) 100,105,516 shares of Terra Industries Inc. common stock outstanding as of February 25, 2010 and (y) 1,462,094 shares of Terra Industries Inc. common stock issuable upon the vesting of stock-based awards and the conversion of Terra Industries Inc. preferred stock (as reported in Terra Industries Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009 and preliminary Proxy Statement on Schedule 14A filed on February 24, 2010), less 1,000 shares of Terra Industries Inc. common stock owned by CF Composite, Inc., a wholly-owned subsidiary of CF Industries Holdings, Inc. and (ii) the average of the high and low sales prices of Terra Industries Inc. common stock as reported on the New York Stock Exchange on March 1, 2010 ($41.18).

(2)	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $29,148	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Form S-4	Date Filed: March 5, 2010

Amount previously paid: $269,029	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 5, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 9 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on March 5, 2010, as subsequently amended from time to time, by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), and Composite Merger Corporation, a Maryland corporation (“Composite”). This Schedule TO relates to the third party tender offer by Composite to exchange each of the issued and outstanding shares of common stock, without par value, of Terra Industries Inc., a Maryland corporation, for $37.15 in cash, less any applicable withholding taxes and without interest, and 0.0953 shares of common stock, par value $0.01 per share, of CF Holdings (together with the associated preferred stock purchase rights), upon the terms and conditions set forth in (1) the Offer to Exchange (as defined below) and (2) the related letter of transmittal (the “Letter of Transmittal”) (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).

CF Holdings filed on March 19, 2010 Amendment No. 1 to its Registration Statement on Form S-4 (file no. 333-165224) relating to the offer and sale of the CF Holdings common stock to be issued to holders of Terra common stock in the Offer.  The terms and conditions of the Offer are set forth in the prospectus/offer to exchange filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, on April 2, 2010 (the “Offer to Exchange”), and the related Letter of Transmittal, which are set forth as Exhibit (a)(4) and Exhibit (a)(1)(A) hereto, respectively.

ITEMS 1 THROUGH 9, AND ITEM 11.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Items 1 and 4(a) of the Schedule TO are hereby amended and supplemented by adding the following:

On April 12, 2010, Composite announced the extension of the subsequent offering period until 5:00 p.m., New York City time, on Wednesday, April 14, 2010, unless further extended.  As of 5:00 p.m., New York City time on April 9, 2010, a total of 87,629,266 shares of Terra common stock, representing approximately 87.5% of the outstanding shares of Terra common stock, had been validly tendered and accepted for payment in the Offer.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by deleting the existing Exhibit (d) and replacing it with the following:

(d)(1)                  Credit Agreement, dated as of April 5, 2010 among CF Industries Holdings, Inc., CF Industries, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to CF Holdings Current Report on Form 8-K filed on April 7, 2010)

(d)(2)                  Bridge Loan Agreement, dated as of April 5, 2010 among CF Industries Holdings, Inc., CF Industries, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.2 to CF Holdings Current Report on Form 8-K filed on April 7, 2010)

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(H)                        CF Holdings press release, dated April 12, 2010 (incorporated by reference to CF Holdings Rule 425 filing on April 12, 2010)

(a)(5)(I)                             Recent developments and risk factors (incorporated by reference to CF Holdings Current Report on Form 8-K filed on April 12, 2010)

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

COMPOSITE MERGER CORPORATION

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President and Secretary

Date: April 12, 2010

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EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(F)	Agreement and Plan of Merger, dated March 12, 2010, among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc.*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange**
(a)(5)(A)	CF Holdings press release, dated March 5, 2010*
(a)(5)(B)	CF Holdings press release, dated March 10, 2010*
(a)(5)(C)	Joint press release of CF Holdings and Terra, dated March 12, 2010*
(a)(5)(D)	Letter to stockholders of Terra Industries Inc., dated March 19, 2010*
(a)(5)(E)	Notice to Terra Stockholders Regarding Expiration Date*
(a)(5)(F)	CF Holdings press release, dated March 31, 2010*
(a)(5)(G)	CF Holdings press release, dated April 5, 2010*
(a)(5)(H)	CF Holdings press release, dated April 12, 2010**
(a)(5)(I)	Recent developments and risk factors***
(b)	Not applicable
(d)(1)	Credit Agreement, dated as of April 5, 2010 among CF Industries Holdings, Inc., CF Industries, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent****
(d)(2)

Bridge Loan Agreement, dated as of April 5, 2010 among CF Industries Holdings, Inc., CF Industries, Inc., the lenders party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent*****

(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters*

*	Previously filed
**	Incorporated by reference to CF Holdings Rule 425 filing on April 12, 2010
***	Incorporated by reference to CF Holdings Current Report on Form 8-K filed on April 12, 2010
****	Incorporated by reference to Exhibit 10.1 to CF Holdings Current Report on Form 8-K filed on April 7, 2010
*****	Incorporated by reference to Exhibit 10.2 to CF Holdings Current Report on Form 8-K filed on April 7, 2010

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